UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 001-09961

NOTIFICATION OF LATE FILING

(Check One):   |_| Form 10-K     |_| Form 20-F     |_| Form 11-K     |X| Form 10-Q     |_| Form N-SAR     |_| Form N-CSR

For Period Ended: December 31, 2004

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:_____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

N/A

PART I
REGISTRANT INFORMATION

Full Name of Registrant      Toyota Motor Credit Corporation

Former Name if Applicable      N/A

Address of Principal Executive Office (Street and Number)      19001 S. Western Avenue

City, State and Zip Code      Torrance, California 90509

PART II
RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
|X|
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Toyota Motor Credit Corporation (the “Company”) will be late in filing its Quarterly Report on Form 10-Q for the period ended December 31, 2004 because, as announced by the Company by means of a Form 8-K filed on February 2, 2005, the Company has identified errors primarily relating to its accounting for certain notes and loans payable and related derivative transactions as governed by Statement of Financial Accounting Standards No. 133, (“Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” (“FAS 52”). The Company is currently reviewing certain of its notes and loans payable and derivative transactions, including those that are foreign-denominated issuances, accounted for in accordance with accounting policies established by the Company beginning in 2000 upon the Company’s initial adoption of FAS 133 and continuing through the current period. The FAS 133 and FAS 52 accounting policies under review primarily relate to basis adjustments, including debt issuance costs, made to the Company’s notes and loans payable as a result of its derivative hedging and the subsequent income statement amortization and recognition of these adjustments. Additionally, the Company is currently reviewing its accounting policies relating to its accounting for gains on securitization transactions and subsequent recognition of income from retained interests as governed by Statement of Financial Accounting Standards No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”).

        The Company has been engaged in an internal review of the effects of the errors described above and is nearing a final determination of the impact of these accounting errors. Because the Company has not yet completed its internal review, the Company is not in a position to file its Quarterly Report on Form 10-Q for the period ended December 31, 2004 within the prescribed time period.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John F. Stillo	(310)	468-1310
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes   |_| No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes   |_| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        As more fully discussed in response to Part III, the Company is nearing a final determination of the impact of these accounting errors. However, based on its current analysis, the Company anticipates that the combined results of all adjustments and reclassifications necessary to correct the accounting errors described above is a cumulative decrease in interest expense and an increase in investment and other income and net income in the Consolidated Statements of Income, as well as a decrease in notes and loans payable and an increase in deferred income taxes and retained earnings in the Consolidated Balance Sheets. However, because the Company has not yet completed its internal review, the Company is not in a position to quantify the impact of the errors described above.

Toyota Motor Credit Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     February 15, 2005        By                      /s/ JOHN F. STILLO
                                                                                       John F. Stillo
                                                             Vice President and Chief Financial Officer